SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of March 2014, the account registered to Eric Brooks acquired control due to ownership of greater than 25% of the Context Alternative Strategies Fund’s (the "Fund") outstanding shares.  Eric Brooks owned 57.9% of the Fund and thus controlled the Fund as of that date.

In the month of March 2014, the account registered to Hawk River Holding One Inc. acquired control due to ownership of greater than 25% of the Context Alternative Strategies Fund’s (the "Fund") outstanding shares.  Hawk River Holding One Inc. owned 30.4% of the Fund and thus controlled the Fund as of that date.